NORTH AMERICAN
CONSTRUCTION GROUP

EXHIBIT 99.4

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2019

CATERPILLAR
797B
797B
15
HITACHI
S5576
37

Management’s Discussion and Analysis
For the year ended December 31, 2019
February 19, 2020
The following Management's Discussion and Analysis ("MD&A") is as of December 31, 2019 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019 and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all summary information contained in this MD&A has also been prepared in accordance with GAAP and all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form ("AIF"), are available on the Canadian Securities Administrators' SEDAR System at www.sedar.com, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.
OVERALL PERFORMANCE
Annual MD&A - Highlights

(Expressed in thousands of Canadian Dollars, except per share amounts)	Year ended
	December 31,
	2019	2018	Change
Revenue	$719,067	$410,061	$309,006

Gross profit	96,412	69,076	27,336
Gross profit margin	13.4%	16.8%	(3.4)%

Operating income	58,798	29,980	28,818

Adjusted EBITDA(i)(ii)	174,229	101,834	72,395
Adjusted EBITDA margin(i)	24.2%	24.8%	(0.6)%

Net income and comprehensive income available to shareholders	36,878	15,286	21,592
Adjusted net earnings(i)	43,724	24,853	18,871

Cash provided by operating activities	157,944	109,371	48,573
Cash provided by operating activities prior to change in working capital(i)	149,425	95,193	54,232

Free cash flow(i)	25,592	60,686	(35,094)

Purchase of PPE	157,026	81,078	75,948
Sustaining capital additions(i)	124,766	53,136	71,630
Growth capital additions(i)	45,803	39,666	6,137

Basic net income per share	$1.45	$0.61	$0.84
Adjusted EPS(i)	$1.72	$0.99	$0.73
(i)See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA due to the reorganization of the NL Partnership. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in increased adjusted EBITDA of $0.8 million in 2019 and $0.1 million in 2018.
Annual revenue in 2019 reflects the full impact of the Nuna acquisition and the $198.0 million heavy equipment fleet acquisition both made in Q4 2018 (see our most recent Annual Information Form for further details on the acquisitions). Annual revenue in 2019 also reflects only the partial year impacts of the growth capital additions in 2019. Revenue of $719.1 million represents a $309.0 million increase, or 75% year-over-year. Breaking down this 75%, roughly 35% can be attributed to the heavy equipment fleet acquired in 2018 and 15% to the ultra-class truck fleet acquired throughout 2019. Our ownership interest in Nuna contributed 8% of the year-over-year increase; however, reported revenue of $37.0 million from Nuna excludes $24.7 million of revenue that is reported in equity earnings, along with associated costs, within the consolidated statement of operations and comprehensive income. Including this revenue, the year-over-year increase was 81%. Of specific note, effective November 1, 2019, all Nuna revenue and costs are reported in equity earnings, which impacted Q4 2019 gross revenue. Excluding the roughly 60% contributed through acquisition activities discussed above, net organic year-over-year growth of 15% was driven by several factors: strong overall utilization of our legacy fleet in Q1 2019, an earlier ramp-up in Q4 2019 at the Aurora Mine, the incremental expansion of the external maintenance offering in 2019 and the operations support

Management's Discussion and Analysis December 31, 2019	M-1	North American Construction Group Ltd.

contract at a coal mine in Wyoming, which commenced in Q2 2019. Offsetting these positives was the impact of unusually consistent and heavy rainfall in July and August in the Fort McMurray region, which is estimated to have impacted revenue by approximately $20.0 million.
Gross profit margin for the year of 13.4% was impacted by integration related factors during 2019 but was primarily driven by the poor operating conditions relating to weather in Q3, as lost or deferred revenue was compounded with increased site cleanup activities and idle operator time.
Included in the gross profit margin for the year was depreciation of $101.6 million, or 14.1% of revenue, which was comparable to the prior year rate of 14.2%. Our continued improvements to component maintenance and performance benefitted depreciation, but the condition of the components of the heavy equipment fleet acquired in 2018 led to our Q4 2018 and full year 2019 rates being slightly higher than expected.
General and administrative expenses (excluding stock based compensation) of $27.5 million was 3.8% of revenue which sets an annual run-rate record. This level of administrative spending reflects the minimalist and disciplined approach to incremental overhead costs that our business allows for.
Despite the operational challenges of an integration focused year, adjusted EBITDA of $174.2 million is a 71.1% increase, generally reflecting the 75.4% revenue increase, illustrating the operating leverage gained by maintaining administrative spending while adding significant top-line revenue.
Net interest expense was $21.6 million for the year including approximately $2.4 million of non-cash interest. Our average cash cost of debt for the year was 4.8% and is primarily driven by the effective rate paid on the Company Credit Facility as well as the competitive interest rates for secured equipment financing.
Adjusted EPS of $1.72 on adjusted net earnings of $43.7 million reflects the above factors as well as the benefit from the Alberta corporate tax reduction, which impacted the 2019 tax expense by $5.8 million.
Free cash flow of $25.6 million is generally the culmination of adjusted EBITDA of $174.2 million, mentioned above, less sustaining capital additions of $124.8 million and cash interest paid of $20.0 million. The 2019 capital program reflects the increased run-rate of our directly owned heavy equipment fleet of over 600 assets, but importantly was impacted by the deferred maintenance catch-up on the acquired fleet of approximately $20.0 million.

Management's Discussion and Analysis December 31, 2019	M-2	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Five Year Financial Performance
The table below represents select financial data related to our business performance for the past five years:

	Year ended December 31,
(dollars in thousands except ratios and per share amounts)	2019	2018	2017	2016	2015
Operating Data(i)
Revenue	$719,067	$410,061	$292,557	$213,180	$281,282
Gross profit	96,412	69,076	39,647	32,343	31,890
Gross profit margin	13.4%	16.8%	13.6%	15.2%	11.3%
Operating income	58,798	29,980	13,407	3,923	2,837
Adjusted EBIT(ii)(v)	71,021	43,072	17,429	10,830	5,333
Adjusted EBITDA(ii)(v)	174,229	101,834	63,082	53,312	47,719
Adjusted EBITDA margin(ii)	24.2%	24.8%	21.6%	25.0%	17.0%
Net income (loss) and comprehensive income (loss) available to shareholders	36,878	15,286	5,264	(445)	(7,470)
Adjusted net earnings(ii)	43,724	24,853	8,197	3,599	(5,675)

Per share information
Basic net income per share	$1.45	$0.61	$0.20	$(0.01)	$(0.23)
Diluted net income per share	$1.23	$0.54	$0.18	$(0.01)	$(0.23)
Adjusted EPS(ii)	$1.72	$0.99	$0.31	$0.12	$(0.19)

Balance Sheet Data
Total assets	$792,652	$689,800	$383,644	$350,081	$360,177

Total debt	412,131	384,299	138,969	100,972	110,942
Cash	(5,544)	(19,508)	(8,186)	(13,666)	(32,351)
Net debt(iii)	406,587	364,791	130,783	87,306	78,591
Total shareholders' equity	180,119	149,721	145,924	158,954	171,618
Invested capital(iv)	$586,706	$514,512	$276,707	$246,260	$250,209

Outstanding common shares, excluding treasury shares	25,777,445	25,004,205	25,452,224	28,305,660	31,893,478
Cash dividend declared per share	0.12	0.08	0.08	0.08	0.08
(i) The current year and prior year data includes proportionately consolidated amounts of affiliates and joint ventures.
(ii) For a definition of adjusted EBIT, adjusted EBITDA, adjusted EBITDA margin, adjusted net earnings, adjusted EPS, and a reconciliation to net income see "Non-GAAP Financial Measures" and "Summary of Consolidated Results" in this MD&A.
(iii) Net debt is calculated as total debt less cash and cash equivalents recorded on the balance sheet, excluding deferred financing costs.
(iv)Invested capital is calculated as total shareholders' equity plus net debt.
(v)In the three months ended December 31, 2019 we changed the calculation of adjusted EBIT and adjusted EBITDA due to the reorganization of the NL Partnership. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in respective increases in adjusted EBIT and adjusted EBITDA of $0.8 million and $0.9 million in 2019, $0.1 million and $0.1 million in 2018. This change had no impact for the periods ended 2017, 2016 and 2015.

Management's Discussion and Analysis December 31, 2019	M-3	North American Construction Group Ltd.

Summary of net income for the three months and year ended 2019

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands, except per share amounts)	2019	2018	2019	2018
Revenue	$189,455	$131,001	$719,067	$410,061
Project costs	66,091	48,094	277,646	152,943
Equipment costs	69,960	46,424	243,427	129,692
Depreciation	28,327	18,179	101,582	58,350
Gross profit	$25,077	$18,304	$96,412	$69,076
Gross profit margin	13.2%	14.0%	13.4%	16.8%
General and administrative expenses (excluding stock-based compensation)	7,639	8,034	27,491	25,578
Stock-based compensation expense	1,754	2,509	9,443	11,532
Interest expense, net	5,498	3,444	21,623	8,584
Net income and comprehensive income available to shareholders	$8,242	$2,656	$36,878	$15,286

Adjusted EBITDA(i)(ii)	$47,789	$28,442	$174,229	$101,834
Adjusted EBITDA margin(i)	25.2%	21.7%	24.2%	24.8%

Per share information
Basic net income per share	$0.32	$0.11	$1.45	$0.61
Diluted net income per share	$0.28	$0.10	$1.23	$0.54
Adjusted EPS(i)	$0.38	$0.18	$1.72	$0.99
(i) See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in respective increases in Adjusted EBIT and Adjusted EBITDA of $0.8 million and $0.9 million for the year-ended December 31, 2019 and $0.1 million and $0.1 million for the three months ended and year-ended December 31, 2018.
A reconciliation of net income and comprehensive income available to shareholders to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2019	2018	2019	2018
Net income and comprehensive income available to shareholders	$8,242	$2,656	$36,878	$15,286
Adjustments:
Loss (gain) on disposal of property, plant and equipment	259	178	(31)	(158)
Stock-based compensation expense	1,754	2,509	9,443	11,532
Restructuring costs	—	—	1,442	—
Pre-2019 inventory correction	—	—	(2,775)	—
Loss on sublease	—	—	—	1,732
Loss on legacy claim settlement	—	—	1,235	—
Tax effect of the above items	(534)	(725)	(2,468)	(3,539)
Adjusted net earnings(i)	$9,721	$4,618	$43,724	$24,853
Adjustments:
Tax effect of the above items	534	725	2,468	3,539
Interest expense, net	5,498	3,444	21,623	8,584
Income tax expense	2,370	1,424	2,858	6,096
Equity earnings in affiliates and joint ventures(ii)	(795)	—	(795)	—
Equity investment EBIT(i)	1,143	—	1,143	—
Adjusted EBIT(i)(ii)	$18,471	$10,211	$71,021	$43,072
Adjustments:
Depreciation	28,327	18,179	101,582	58,350
Amortization of intangible assets	76	52	711	412
Equity investment depreciation and amortization(i)(ii)	915	—	915	—
Adjusted EBITDA(i)(ii)	$47,789	$28,442	$174,229	$101,834
(i) See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in respective increases in adjusted EBIT and adjusted EBITDA of $0.8 million and $0.9 million for the year-ended December 31, 2019 and $0.1 million and $0.1 million for the three months ended and year-ended December 31, 2018.

Management's Discussion and Analysis December 31, 2019	M-4	North American Construction Group Ltd.

We have included equity investment EBITDA in the calculation of adjusted EBITDA beginning in the fourth quarter of 2019. Below is a reconciliation of the amount included in adjusted EBITDA for the three months and year ended December 31, 2019.

	Three months ended	Year ended
	December 31,	December 31,
(dollars in thousands)	2019	2019
Equity earnings in affiliates and joint ventures	$795	$795
Adjustments:
Interest expense, net	44	44
Income tax expense	316	316
Gain on disposal of property, plant and equipment	(12)	(12)
Equity investment EBIT(i)(ii)	$1,143	$1,143

Depreciation	$836	$836
Amortization of intangible assets	79	79
Equity investment depreciation and amortization(i)(ii)	$915	$915
(i) See "Non-GAAP Financial Measures"
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in respective increases in adjusted EBIT and adjusted EBITDA of $0.8 million and $0.9 million for the year-ended December 31, 2019 and $0.1 million and $0.1 million for the three months ended and year-ended December 31, 2018.
Upon initial acquisition of the interest in Nuna, we accounted for the investment using proportionate consolidation. On November 1, 2019, we entered into a transaction to reorganize our investment in Nuna. Subsequent to the reorganization, our investment in Nuna is held through a corporation rather than a partnership and is therefore no longer eligible for certain presentation elections permitting the proportionate method of consolidation. As a result, we have applied the equity method prospectively as of November 1, 2019, whereby our share of the assets and liabilities of the NL Partnership were reclassified from the respective accounts to the investments in affiliates and joint ventures.
Analysis of three month and year ended December 31, 2019 Results
Revenue
For the three months ended December 31, 2019, revenue was $189.5 million, up from $131.0 million in the same period last year. The revenue growth was attributable to both the strong ramp up of winter work programs at the Millennium Mine and new work at the Fort Hills and Aurora Mine acquired from the heavy equipment fleet purchase in Q4 2018. New volumes this quarter included mine services and reclamation work at the Aurora and Mildred Lake Mines, which was generated from backlog subsequent to the asset acquisition. Adding to the strong quarter was revenue generated from our external maintenance services as we completed the rebuild of two haul trucks and one loader. These increases were partially offset by a reduction in scope at the Kearl Mine and reduced activity at the Highland Valley Copper Mine as the project ended in late Q4.
For the year ended December 31, 2019, revenue was $719.1 million, up from $410.1 million for the year ended December 31, 2018. The increase of 75.4% in revenue was achieved through our expanded fleet, new civil construction services at Mildred Lake, mine support services at the Millennium Mine and increases in overburden removal activity from the new ultra-class fleet. Heavy civil construction work assumed from the Fort Hills legacy contracts was completed in late Q4. We experienced reduced tailings pond support activity at the Millennium Mine, which was offset by the three-year mining support services contract secured in Q1 2019. New volumes in the year included mine services and reclamation work at the Aurora Mine and overburden stripping work at the Kearl Mine. Furthermore, throughout the year and culminating in Q4, we saw continued expansion of our external maintenance service as we complete major rebuilds for mining clients. These increases were partially offset by higher mine support activity in 2018 at the Highland Valley Copper Mine in British Columbia. Revenue from Nuna of $37.0 million is diversified across several areas of expertise, including summer season project execution work, winter road construction, site services, drilling support and mine remediation. Reported gross revenue from Nuna ended on October 31, 2019 due to a corporate reorganization, at which point reported revenue for November and December was netted against cost in equity earnings.

Management's Discussion and Analysis December 31, 2019	M-5	North American Construction Group Ltd.

Gross profit
For the three months ended December 31, 2019, gross profit was $25.1 million or 13.2% of revenue, up from a gross profit of $18.3 million but down from 14.0% of revenue during the same period last year. The higher gross profit in the current period was primarily driven by the higher revenue in the current year. The slight decrease in margin was driven by a reduction of tailing pond support activity and sub-optimal operating conditions at certain mines. Additionally, margins continue to be impacted by increased repair and maintenance costs related to the fleet acquired in Q4 2018.
For the year ended December 31, 2019, gross profit was $96.4 million, or 13.4% of revenue, up from $69.1 million but down from 16.8% of revenue in the previous year. The improvement in gross profit was a direct result of the revenue growth in the current year. The decrease in gross profit margin was driven by the early and abrupt spring breakup, the difficult operating conditions in July and August from the consistent rainfalls and the reduction of tailings pond support activities at the Millennium Mine. Additionally, margins were negatively impacted by increased equipment maintenance activities on our recently acquired equipment fleet to bring them up to our operating standards. Partially offsetting these decreases was gross profit earned from six months of the operations support contract at a coal mine in Wyoming and the full year of strong margins achieved by Nuna. The external maintenance offering also had a noticeable positive impact to the year as it contributed strong gross profit margins with the completion and delivery of rebuilt haul trucks, loaders and track frames during the year.
For the three months ended December 31, 2019, depreciation was $28.3 million (or 15.0% of revenue), up from $18.2 million (or 13.9% of revenue) in the same period last year. Depreciation for the year ended December 31, 2019 was $101.6 million (14.1% of revenue), up from $58.4 million (14.2% of revenue) for the year ended December 31, 2018. Our continued improvements to component maintenance and performance benefitted depreciation but the condition of the components of the heavy equipment fleet acquired in 2018 led to our Q4 2018 and full year 2019 rates being slightly higher than expected.
Operating income
For the three months ended December 31, 2019, operating income was $15.3 million, compared to operating income of $7.5 million during the same period last year. G&A expense (excluding stock-based compensation expense) was $7.6 million, or 4.0% of revenue for the three months ended December 31, 2019, down from $8.0 million, or 6.1% of revenue in the same period last year. The slight decrease in the quarter was due to the acquisition activities that took place in Q4 2018.
For the year ended December 31, 2019, operating income was $58.8 million, up from $30.0 million for the year ended December 31, 2018. G&A expense (excluding stock-based compensation expense) was $27.5 million for the year ended December 31, 2019, or 3.8% of revenue, up from the $25.6 million, and down from 6.2% of revenue, recorded in the year ended December 31, 2018. The year-over-year gross increase reflects routine salary increases as well as a slightly higher administrative headcount level required to support our larger fleet and expanded services in external maintenance and mine management. Inflation had no material impact on our results in the year due in part to its relatively low level and in part due to existing price escalators in our contracts.

Management's Discussion and Analysis December 31, 2019	M-6	North American Construction Group Ltd.

Non-Operating Income and Expense

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2019	2018	2019	2018
Interest expense
Credit facilities	$2,534	$1,767	$9,826	$2,729
Convertible debentures	1,234	555	4,318	2,200
Mortgages	252	105	963	105
Promissory notes	292	202	1,691	202
Financing obligations	134	—	272	—
Finance lease obligations	829	673	3,691	2,984
Amortization of deferred financing costs	247	144	969	539
Interest expense	$5,522	$3,446	$21,730	$8,759
Other interest income	(24)	(2)	(107)	(175)
Total interest expense	$5,498	$3,444	$21,623	$8,584
Equity earnings in affiliates and joint ventures	(795)	(60)	(2,780)	(60)
Foreign exchange loss (gain)	17	32	(36)	39
Income tax expense	2,370	1,424	2,858	6,096
Total interest expense was $5.5 million during the three months ended December 31, 2019, up from $3.4 million in the same period last year. In the year ended December 31, 2019, total interest expense was $21.6 million, up from the $8.6 million the year ended December 31, 2018. The increased interest expense in the current year relates to increased levels of long term debt resulting from acquisition activities in Q4 2018, which were entirely funded through debt.
Cash related interest expense for the three months ended December 31, 2019, calculated as interest expense excluding amortization of deferred financing costs of $0.2 million and non-cash implied interest of $0.3 million, was $5.0 million and represents an average cash cost of debt of 4.8% which excludes debt balance fluctuations during the quarter. Cash related interest expense for the year ended December 31, 2019 (excluding amortization of $1.0 million and implied interest of $1.5 million) was $19.2 million and represents an average cost of debt of 4.8%.
Equity earnings in affiliates and joint ventures of $0.8 million and $2.8 million for the three months and year ended December 31, 2019, respectively, was generated by the entities within Nuna that are accounted for using the equity method. Upon initial acquisition of the interest in the NL Partnership, we accounted for this investment using proportionate consolidation. On November 1, 2019, a transaction was entered into to reorganize the investment in the NL Partnership. The investment is now held through a corporation and is no longer eligible for certain presentation elections permitting the proportionate method of consolidation. As a result, the equity method has been applied as of November 1, 2019.
We recorded income tax expense of $2.4 million and $2.9 million, respectively, during the three months and year ended December 31, 2019, an increase from the $1.4 million and a decrease from the $6.1 million income tax expense recorded in the respective prior year periods. The current year income tax expense resulted from the effect of temporary and permanent differences and the associated impact of the decreased Alberta general corporate income tax rate, which came into effect on July 1, 2019.
Net income and comprehensive income available to shareholders
For the three months ended December 31, 2019, net income and comprehensive income available to shareholders was $8.2 million (basic income per share of $0.32 and diluted income per share of $0.28), compared to a net income of $2.7 million (basic income per share of $0.11 and diluted income per share of $0.10) during the same period last year.
For the year ended December 31, 2019, net income and comprehensive income available to shareholders was $36.9 million (basic income per share of $1.45 and diluted income per share of $1.23), compared to a net income and comprehensive income available to shareholders of $15.3 million (basic income per share of $0.61 and diluted income per share of $0.54) during the same period last year.
Basic and diluted income per share in the current period was partially affected by the increase in issued and outstanding common shares (27,502,912 as at December 31, 2019 compared to 27,088,816 outstanding voting

Management's Discussion and Analysis December 31, 2019	M-7	North American Construction Group Ltd.

common shares as at December 31, 2018). For a full discussion on our capital structure see "Outstanding Share Data" in this MD&A.
The table below provides the calculation of our adjusted EPS:

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2019	2018	2019	2018
Net income and comprehensive income	$8,259	$2,691	$37,133	$15,321
Net income attributable to noncontrolling interest	(17)	(35)	(255)	(35)
Net income and comprehensive income available to shareholders	$8,242	$2,656	$36,878	$15,286

Adjusted net earnings(i)	$9,721	$4,618	$43,724	$24,853

Weighted-average number of common shares	25,750,869	24,995,992	25,444,374	24,991,517
Weighted-average number of diluted shares	33,349,334	27,425,516	32,843,211	31,427,791

Basic net income per share	$0.32	$0.11	$1.45	$0.61
Adjusted EPS(i)	$0.38	$0.18	$1.72	$0.99

Diluted net income per share	$0.28	$0.10	$1.23	$0.54
(i) See "Non-GAAP Financial Measures".
Summary of Consolidated Quarterly Results
A number of factors contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	the timing of resolution for claims and unsigned change-orders;

•	the timing of "mark-to-market" expenses related to the effect of a change in our share price on cash related stock-based compensation plan liabilities; and

•	the level of borrowing under our convertible debentures, the Company Credit Facility and finance leases and the corresponding interest expense recorded against the outstanding balance of each.

Management's Discussion and Analysis December 31, 2019	M-8	North American Construction Group Ltd.

The table, below, summarizes our consolidated results for the eight preceding quarters:

(dollars in millions, except per share amounts)	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Revenue	$189.5	$166.3	$176.9	$186.4	$131.0	$84.9	$79.5	$114.7
Gross profit	25.1	18.3	23.5	29.6	18.3	14.3	9.7	26.8
Adjusted EBITDA(i)(ii)	47.8	37.2	37.1	52.1	28.4	19.1	15.2	39.1
Net income and comprehensive income available to shareholders	8.2	7.6	13.9	7.2	2.7	1.5	0.0	11.1
Basic income per share(iii)	$0.32	$0.29	$0.55	$0.29	$0.11	$0.06	$0.00	$0.44
Diluted income per share(iii)	$0.28	$0.26	$0.45	$0.25	$0.10	$0.05	$0.00	$0.36
Adjusted EPS(i)(iii)	$0.38	$0.41	$0.43	$0.50	$0.18	$0.19	$0.07	$0.55

Cash dividend per share(iv)	$0.04	$0.04	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02
(i) See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBIT and adjusted EBITDA due to the reorganization of the NL Partnership. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in respective increases in adjusted EBIT and adjusted EBITDA of $0.5 million and $0.0 million in Q3 2019, $0.3 million and $0.0 million in Q2 2019, $0.2 million and $0.0 million in Q1 2019, $0.1 million and $0.0 million in Q1 2018, Q2 2018, Q3 2018 and Q4 2018.
(iii) Net income per share for each quarter has been computed based on the weighted-average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per share calculations are based on full dollar and share amounts.
(iv) The timing of payment of the cash dividend per share may differ from the dividend declaration date.
All other events being equal, oil sands mine support revenue and winter road construction during the December to March time period of each year is traditionally highest as ground conditions are most favorable for work requiring frozen ground access. Delays in the start of the winter freeze required to perform this type of work or an abnormal thaw period during the winter months will reduce overall revenues or have an adverse effect on project performance in the winter period. Extreme winter weather conditions, where temperatures dip below minus 30 degrees Celsius, can have an adverse effect on revenue due to lower equipment performance and reliability. In each of the past two years we have experienced either a late winter freeze or an abnormal winter thaw causing results to deviate from the typical winter pattern.
We generally experience a seasonal decline in our oil sands mine site support revenue, such as reclamation and muskeg removal services, during the three months ended June 30 of each year as weather conditions make performance of this heavy equipment intensive work difficult during this period. The oil sands mine support activity levels decline when frost leaves the ground and access to excavation and dumping areas, as well as associated roads, are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year-to-year, is referred to as "spring breakup" and has a direct impact on our mine support activity levels.
Mine support activities for resource mines outside the oil sands typically are at their peak during the May to October time period, contrary to the seasonality of an oil sands mine that relies on the cold winter season for effective material movement.
Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.
LIQUIDITY AND CAPITAL RESOURCES
Summary of Consolidated Financial Position
As at December 31, 2019, we had $5.5 million in cash and $109.1 million of unused borrowing availability on the Company Credit Facility, for a total liquidity of $114.6 million (defined as cash plus available and unused Company Credit Facility borrowings). This is compared to our total liquidity of $115.8 million at December 31, 2018 ($8.7 million cash, excluding interest in partnership cash, and $107.1 million available and unused Company Credit Facility borrowings). Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Company Credit Facility, our finance lease borrowing is limited to $150.0 million. As at December 31, 2019, we had $53.9 million in unused finance lease borrowing availability under our Company Credit Facility, compared to $63.4 million at December 31, 2018. There are no restrictions within the terms of our Company

Management's Discussion and Analysis December 31, 2019	M-9	North American Construction Group Ltd.

Credit Facility relating to the use of operating leases. As at December 31, 2019, our total available capital liquidity was $168.7 million (defined as total liquidity plus unused finance lease borrowing availability under our Company Credit Facility) compared to $179.3 million at December 31, 2018.
Summary of consolidated financial position

(dollars in thousands)	December 31, 2019	December 31, 2018	Change
Cash	$5,544	$19,508	$(13,964)
Working capital assets
Accounts receivable	$66,746	$82,399	$(15,653)
Contract assets	19,193	10,673	8,520
Inventories	21,649	13,391	8,258
Contract costs	1,016	2,308	(1,292)
Prepaid expenses and deposits	4,245	3,736	509
Working capital liabilities
Accounts payable	(88,201)	(63,460)	(24,741)
Accrued liabilities	(17,560)	(19,157)	1,597
Contract liabilities	(23)	(4,032)	4,009
Total net working capital (excluding cash)	$7,065	$25,858	$(18,793)

Property, plant and equipment	587,729	528,157	59,572
Total assets	792,652	689,800	102,852

Finance lease obligations(i)	76,278	86,568	(10,290)
Credit facilities(i)	190,000	192,000	(2,000)
Promissory notes	14,648	42,937	(28,289)
Financing obligations	15,435	—	15,435
Senior debt(ii)	$296,361	$321,505	$(25,144)
Convertible debentures	94,031	39,976	54,055
Mortgage(i)	21,739	19,900	1,839
Nuna Credit Facility(iii)	—	2,918	(2,918)
Total debt(ii)	$412,131	$384,299	$27,832
Cash	(5,544)	(19,508)	(13,964)
Net debt(ii)	$406,587	$364,791	$41,796
Total shareholders' equity	180,119	149,721	30,398
Invested capital(iv)	$586,706	$514,512	$72,194
(i)Includes current portion.
(ii) For a definition of senior debt, total debt and net debt, see "Non-GAAP Financial Measures".
(iii)Due to the November 1, 2019 reorganization of the NL Partnership, amounts outstanding under the Nuna Credit Facility as at December 31, 2019 are now included in investments in affiliates and joint ventures on the consolidated balance sheets.
(iv)Invested capital is calculated as total shareholders' equity plus net debt.
As at December 31, 2019, we had $nil in trade receivables that were more than 30 days past due, down from $1.5 million as at December 31, 2018. As at December 31, 2019 and December 31, 2018, we did not have an allowance for doubtful accounts related to our trade receivables as we believe that there is minimal risk in the collection of past due trade receivables. We continue to monitor the credit worthiness of our customers. As at December 31, 2019, holdbacks totaled $7.2 million, up from the $0.6 million balance as at December 31, 2018.
The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from higher accounts receivable and unbilled revenue balances at the start of such projects.
Our current working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.

Management's Discussion and Analysis December 31, 2019	M-10	North American Construction Group Ltd.

Capital Resources
Our capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, borrowings under our Company Credit Facility and financing through our operating and capital equipment lease facilities.
Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and finance lease obligations, to finance working capital requirements and to pay dividends. When prudent, we have also used cash to repurchase our common shares.
We anticipate that we will likely have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2020 from existing cash balances, cash provided by operating activities and borrowings under our Company Credit Facility.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2019	2018	2019	2018
Purchase of PPE	$38,571	$20,466	$157,026	$81,078
Additions to intangibles	48	89	422	380
Gross capital expenditures	$38,619	$20,555	$157,448	$81,458
Proceeds from sale of PPE	(1,200)	(29,841)	(4,462)	(36,274)
Change in capital inventory	(4,234)	(591)	(10,524)	(1,822)
Capital expenditures, net(i)	33,185	(9,877)	142,462	43,362
Lease additions	—	30,396	28,107	49,440
Capital additions(i)	$33,185	$20,519	$170,569	$92,802
(i)See "Non-GAAP Financial Measures".

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2019	2018	2019	2018
Sustaining	$23,663	$(17,302)	$96,659	$3,696
Growth	9,522	7,425	45,803	39,666
Capital expenditures, net(i)	33,185	(9,877)	142,462	43,362

Sustaining	—	30,396	28,107	49,440
Lease additions	—	30,396	28,107	49,440

Sustaining	23,663	13,094	124,766	53,136
Growth	9,522	7,425	45,803	39,666
Capital additions(i)	$33,185	$20,519	$170,569	$92,802
(i)See "Non-GAAP Financial Measures".
Capital additions for the three months ended December 31, 2019 were $33.2 million ($20.5 million in the prior year). Included in this amount was $9.5 million of growth capital largely related to the purchase and commissioning of trucks and a shovel required to fulfill performance obligations under long-term contracts as well as a land investment adjacent to the Acheson maintenance facility. Included in the prior year amount was $7.4 million of growth capital relating to the construction of our maintenance and office facility, coupled with the continued strategic acquisition of used equipment.
Capital additions for the year ended December 31, 2019 were $170.6 million ($92.8 million in the prior year). Included in this amount was $45.8 million of growth capital with the balance supporting our sustaining capital investment requirements ($39.7 million in the prior year which is excluding acquisitions). The growth capital investment in the current year primarily reflects the continued strategic acquisition of used equipment coupled with an acquisition of addition land next to the Acheson maintenance facility.
A portion of our heavy construction fleet is financed through finance leases. We continue to lease our motor vehicle fleet through our finance lease facilities. During all current and prior year periods, capital additions financed through finance leases were for sustaining capital additions. Our equipment fleet is currently split among owned (57%), finance leased (32%) and rented equipment (11%).

Management's Discussion and Analysis December 31, 2019	M-11	North American Construction Group Ltd.

Summary of Consolidated Cash Flows

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2019	2018	2019	2018
Cash provided by operating activities	$82,473	$36,911	$157,944	$109,371
Cash used by investing activities	(48,154)	(173,766)	(160,678)	(228,614)
Cash (used) provided by financing activities	(40,937)	156,133	(11,230)	130,565
Net (decrease) increase in cash	$(6,618)	$19,278	$(13,964)	$11,322
Operating activities

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2019	2018	2019	2018
Cash provided by operating activities prior to change in working capital(i)	$44,999	$26,575	$149,425	$95,193
Net changes in non-cash working capital	37,474	10,336	8,519	14,178
Cash provided by operating activities	$82,473	$36,911	$157,944	$109,371
(i)See "Non-GAAP Financial Measures".
Cash provided by operating activities for the three months ended December 31, 2019 was $82.5 million, compared to cash provided by operating activities of $36.9 million in for the three months ended December 31, 2018. Cash provided by operating activities for the year ended December 31, 2019 was $157.9 million, compared to cash provided by operating activities of $109.4 million in for the year ended December 31, 2018.
The increase in cash flow in the current year is a result of increases in adjusted EBITDA, offset by lower cash from working capital due to the timing of working capital balances. Cash provided by (used in) the net change in non-cash working capital specific to operating activities is detailed below.

	Three months ended		Year ended
	December 31,		December 31,
(dollars in thousands)	2019	2018	2019	2018
Accounts receivable	$13,596	$(11,585)	$5,393	$(22,359)
Contract assets	(1,540)	239	(10,352)	13,441
Inventories	1,020	1,284	(12,579)	(443)
Contract costs	(1,033)	(1,316)	943	(1,384)
Prepaid expenses and deposits	701	(842)	(663)	(1,513)
Accounts payable	27,665	15,586	28,600	17,665
Accrued liabilities	1,681	5,624	1,034	5,923
Contract liabilities	(4,616)	1,346	(3,857)	2,848
	$37,474	$10,336	$8,519	$14,178
Investing activities
During the three months ended December 31, 2019, cash used for investing activities was $48.2 million, compared to $173.8 million in cash used for investing activities in the three months ended December 31, 2018. Current period investing activities largely relate to $38.6 million for the purchase of property, plant and equipment, offset by $1.2 million in proceeds on disposal of property, plant and equipment. Prior year investing activities included $151.2 million used for the asset acquisition, $31.9 million used for the investment in an interest in the Nuna group of companies, and $20.6 million for the purchase of property, plant, equipment and intangible assets.
During the year ended December 31, 2019, cash used for investing activities was $160.7 million, compared to $228.6 million used for investing activities during the year ended December 31, 2018. Current period investing activities largely relate to $157.4 million for the purchase of property, plant and equipment, offset by $4.5 million in proceeds from the disposal of property, plant and equipment. Prior year investing activities included $151.2 million used for the asset acquisition, $31.9 million used for the investment in an interest in the Nuna group of companies, and $81.5 million for the purchase of property, plant, equipment and intangible assets, offset by $36.3 million in proceeds for the disposal of property, plant and equipment.

Management's Discussion and Analysis December 31, 2019	M-12	North American Construction Group Ltd.

Financing activities
Cash used in financing activities during the three months ended December 31, 2019, was $40.9 million, which included net long-term debt of $30.6 million to fund working capital needs offset by $8.5 million in finance lease obligation repayments and $1.0 million to settle equity compensation liabilities and the purchase of treasury shares. Cash provided in financing activities for the three months ended December 31, 2018 was $156.1 million, driven by $165.6 million in net long-term debt and $8.1 million in finance lease obligation repayments.
For the year ended December 31, 2019, cash used in financing activities was $11.2 million, which included $40.9 million of net proceeds of long-term debt, $38.2 million in finance lease obligation repayments, $10.4 million of treasury share purchases and $2.7 million in financing costs. Cash provided by financing activities during the year ended December 31, 2018 was $130.6 million, driven by proceeds of $179.2 million in net long-term debt, offset by $32.1 million repayments towards finance lease obligations, $9.5 million for the purchase and subsequent cancellation of common shares, $5.1 million of treasury share purchases and $0.8 million in financing costs.
Free Cash Flow
Free cash flow is a non-GAAP measure (see "Explanatory Notes - Non-GAAP Financial Measures" in this MD&A). Below is our reconciliation from the consolidated statement of cash flows ("Cash provided by operating activities" and "Cash used in investing activities") to our definition of free cash flow.

	Year ended
	December 31,
(dollars in thousands)	2019	2018
Cash provided by operating activities	$157,944	$109,371
Cash used in investing activities	(160,678)	(228,614)
Capital additions financed by leases	(28,107)	(20,145)
Add back:
Growth capital additions (cash)	45,803	39,666
Growth capital additions (financed by leases)	—	6,612
Acquisition of heavy construction fleet and related assets	—	151,180
Investment in affiliates and joint ventures, net of cash acquired	—	31,911
Cash reclassification to investments in affiliates and joint ventures from change in presentation of NL Partnership	10,630	—
Subtract:
Proceeds from equipment sale and leasebacks	—	(29,295)
Free cash flow(i)	$25,592	$60,686
(i)See "Non-GAAP Financial Measures".
Free cash flow for the year ended December 31, 2019 was $25.6 million and can be calculated as adjusted EBITDA of $174.2 million, less sustaining capital additions of $124.8 million and cash interest paid of $20.0 million and adjusted for changes in working capital and capital inventory balances. Taking these drivers in account, the business generated $25.6 million of cash in the year.
The 2019 capital investment of $124.8 million reflects the increased run-rate of our heavy equipment fleet of approximately 600 assets, but importantly was impacted by deferred maintenance catch-up on the acquired fleet of approximately $20.0 million.
When comparing to the prior year cash generation of $60.7 million, the negative variance of $35.1 million can be primarily attributed to three factors which more than offset the $72.4 million over year increase in adjusted EBITDA: i) increased capital additions of $77.8 million reflected a full year run-rate of the acquired fleet but was impacted by the $20 million capital expenditure mentioned above, ii) cash interest paid in 2019 was $10.8 million higher than 2018, and iii) net working capital changes and an increase in capital inventory in 2019 had a net year-over-year impact on cash flow of approximately $16.0 million.

Management's Discussion and Analysis December 31, 2019	M-13	North American Construction Group Ltd.

Contractual Obligations and Other Commitments
Our principal contractual obligations relate to our long-term debt; finance and operating leases; capital for property, plant and equipment; and supplier contracts. The following table summarizes our future contractual obligations as of December 31, 2019, excluding interest where interest is not defined in the contract (operating leases and supplier contracts).

	Payments due by fiscal year
(dollars in thousands)	Total	2020	2021	2022	2023	2024 and thereafter
Company Credit Facility(i)(vi)	$206,541	$8,736	$197,805	$—	$—	$—
Finance leases	81,242	31,657	23,151	16,522	8,064	1,848
Convertible debentures(ii)(vi)	121,567	4,897	4,897	4,897	4,897	101,979
Mortgage(iii)	35,900	1,583	1,577	1,573	1,569	29,598
Promissory notes	14,768	14,768	—	—	—	—
Operating leases(iv)	17,375	1,661	1,626	1,534	1,200	11,354
Non-lease components of lease commitments(v)	1,780	380	406	424	371	199
Financing obligations	16,601	3,793	3,793	3,793	3,793	1,429
Supplier contracts	25,265	25,265	—	—	—	—
Total contractual obligations	$521,039	$92,740	$233,255	$28,743	$19,894	$146,407
(i)The Company Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance or London interbank offered rate (LIBOR) (all such terms are used or defined in the Company Credit Facility), plus applicable margins payable monthly.
(ii)The 5.50% convertible debentures mature on March 31, 2024. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year, commencing September 30, 2017. The 5.00% convertible debentures mature on March 31, 2026. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year.
(iii) This includes a mortgage that bears interest for the first five years at a fixed rate of 4.80% and is secured by a first security interest in our maintenance facility and head office complex in Acheson, Alberta and a mortgage that bears variable interest at a floating base rate minus a variance of 1.50%, equal to 4.55% at December 31, 2019 and is secured by a first security interest on land in Acheson, Alberta.
(iv)Operating leases are net of receivables on subleases of $9,253 (2020 - $3,052; 2021 - $3,052; 2022 - $2,150; 2023 - $999).
(v)Non-lease components of lease commitments are net of receivables on subleases of $5,215 (2020 - $1,501; 2021 - $1,521; 2022 - $1,460; 2023 - $733). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.
(vi)The future interest payments were calculated using the applicable interest rates and balances as at December 31, 2019 and may differ from actual results.
Our total contractual obligations of $521.0 million as at December 31, 2019 have increased from $420.6 million as at December 31, 2018 primarily related to $17.5 million in financing obligations related to sale and leaseback transactions where control of the assets did not transfer, the issuance of new 5.00% convertible debentures for $55.0 million, offset by a reduction in borrowings on our Company Credit Facility and scheduled payments on our finance and operating leases. For a discussion on the Company Credit Facility see "Credit Facilities" below and for a more detailed discussion of our convertible debentures, see "Capital Structure and Securities" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
We currently do not have any off-balance sheet arrangements.
Credit Facilities
The Company Credit Facility is comprised solely of a revolving loan which allows borrowings of up to $300.0 million, of which letters of credit may not exceed $25.0 million with an ability to increase the maximum borrowings by an additional $50.0 million, subject to certain conditions, and permits finance lease debt to a limit of $150.0 million. This facility matures on November 23, 2021, with an option to extend on an annual basis.
The Company Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis.

•	The first covenant is the senior leverage ratio ("Senior Leverage Ratio") which is Bank Senior Debt compared to Bank EBITDA less NACG Acheson Ltd. rental revenue.

◦
"Bank Senior Debt" is defined as the Company's long-term debt, finance leases and outstanding letters of credit, excluding Convertible Debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures.

Management's Discussion and Analysis December 31, 2019	M-14	North American Construction Group Ltd.

◦
"Bank EBITDA" is defined as earnings before interest, taxes, depreciation, and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income.

The Company Credit Facility has financial covenants that must be tested quarterly on a trailing four-quarter basis. It must be less than or equal to 3.0:1 at Q4 2019 and thereafter. In the event we enter into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition.

•	The second covenant is the fixed charge coverage ratio ("Fixed Charge Coverage Ratio") which is defined as Bank EBITDA less cash taxes compared to Fixed Charges.

◦	"Fixed Charges" is defined as cash interest, scheduled payments on debt, unfunded cash distributions and unfunded capital expenditures.

•	The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.
As at December 31, 2019, we were in compliance with our financial covenants. The Senior Leverage Ratio was 1.72:1, in compliance with the maximum 3.0:1. The Fixed Charge Coverage Ratio was 1.24:1, in compliance with the minimum of 1.15:1.
Borrowing activity under the Company Credit Facility
As at December 31, 2019, there was $190.0 million borrowed against the Company Credit Facility along with $0.9 million in issued letters of credit under the Company Credit Facility (December 31, 2018 - $192.0 million and $0.9 million, respectively) and the unused borrowing availability was $109.1 million (December 31, 2018 - $107.1 million).
Outstanding Share Data
Common Shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at February 14, 2020, there were 27,549,778 voting common shares outstanding, which included 1,669,546 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (27,502,912 common shares, including 1,725,467 common shares classified as treasury shares at December 31, 2019). We had no non-voting common shares outstanding on any of the foregoing dates.
Options
As at December 31, 2019, there were an aggregate of 238,600 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 238,600 voting common shares.
Convertible Debentures
On March 20, 2019, we issued $55.0 million in aggregate principal amount of 5.00% convertible unsecured subordinated debentures, which mature on March 31, 2026, of which $55.0 million remain outstanding as at February 14, 2020. On March 15, 2017, we issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures which mature on March 31, 2024, of which $38.6 million remain outstanding as at February 14, 2020. The 5.50% convertible debentures are not redeemable prior to March 31, 2020 and the 5.00% convertible debentures are not redeemable. The convertible debentures are redeemable under certain conditions after a change in control has occurred. On or after March 31, 2020, the 5.50% convertible debentures are redeemable at the option of the Company, in whole or in part at a redemption price equal to the principal amount provided the market price of the common shares is at least 125% of the conversions price (or $13.56); and on or

Management's Discussion and Analysis December 31, 2019	M-15	North American Construction Group Ltd.

after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest to the redemption date. The 5.00% debentures and 5.50% debentures are collectively referred to as the "convertible debentures". Interest on the convertible debentures is payable semi-annually on March 31 and September 30 of each year.
If a change in control occurs, we are required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.50% convertible debentures	March 15, 2017	March 31, 2024	$10.85	$92.1659	$2,133
5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691
Backlog
The following summarizes our non-GAAP reconciliation of anticipated backlog as at December 31, 2019 and the preceding three quarters, as well as revenue generated from backlog for each quarter:

(dollars in thousands)	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019
Unsatisfied performance obligations per financial statements	$75,378	$29,830	$112,922	$84,508
Add: undefined committed volumes	1,012,646	1,278,812	1,334,164	1,381,008
Anticipated backlog	$1,088,024	$1,308,642	$1,447,086	$1,465,516

Revenue generated from backlog during the three month period	$135,551	$87,513	$108,532	$132,153
As at December 31, 2019, we expect that $329.0 million of our anticipated backlog reported above will be performed over the balance of 2020.
Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. The mix amongst these contract types varies year-by-year. Our definition of backlog results in the exclusion of a range of services to be provided under cost-plus and time-and-materials contracts performed under master services agreements and multiple use contracts where scope is not clearly defined.
Unpriced Contract Modifications
Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.
Contract change management processes require that we obtain change orders from our clients approving scope and/or price adjustments to the contracts. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute with a customer, we assess the legal enforceability of the change to determine if a contract modification exists. We consider a contract modification to exist when the modification either creates new or changes existing enforceable rights and obligations.
If a contract modification is approved in scope and not price, the associated revenue is treated as variable consideration, subject to constraint. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.
We have constrained the variable consideration related to unpriced contract modifications, which is not unusual for this type of variable consideration. Significant judgement is involved in determining if a variable consideration amount should be constrained. The constrained variable consideration is limited to the amount that would not result in a risk of significant reversal of revenue (i.e. it is highly probable that a significant revenue reversal will not occur).

Management's Discussion and Analysis December 31, 2019	M-16	North American Construction Group Ltd.

In applying this constraint, we consider both the likelihood of a revenue reversal arising from an uncertain future event, and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:

•	The amount of consideration is highly susceptible to factors outside our influence, such as judgement of actions of third parties, and weather conditions;

•	The length of time between the recognition of revenue and the expected resolution;

•	Our experience with similar circumstances and similar customers, specifically when such items have predictive value;

•	Our history of resolution and whether that resolution includes price concessions or changing payment terms; and

•	The range of possible consideration amounts.
During the year ended December 31, 2019, we recognized revenue from variable consideration related to unpriced contract modifications of $4.9 million (December 31, 2018 - $0.3 million).
As at December 31, 2019, we had $5.3 million of unresolved unpriced contract modifications on our balance sheet. This compares to $7.5 million of unresolved unpriced contract modifications recorded as at December 31, 2018. We are working with our customers in accordance with the terms of our contracts to come to agreement on additional amounts, if any, to be paid to us with respect to these variable consideration amounts.
Capital Strategy
Our capital strategy continues to focus on increasing shareholder value and reducing our cost of debt. Our capital strategy activities for the past few years have included significantly restructuring our total debt, lowering our average cost of debt, purchasing and subsequently canceling more than 31% of our voting common shares (since the start of our NCIB programs) and increasing the borrowing flexibility and capacity of the Company Credit Facility. Building on these prior year successes, we took the following actions in 2019:

•	To fund future growth opportunities, on March 20, 2019, we issued $55.0 million in aggregate principal amount of 5.00% convertible unsecured subordinated debentures.

•	On August 7, 2019, we changed our dividend policy to increase our regular dividend from $0.08 per common share per year to $0.16 per common share per year.

•
We continued to drive down our cost of debt by leveraging the leasing capacity and competitive pricing provided by our equipment leasing partners to finance $28.1 million of new and used equipment through finance leases (including equipment financed through sale and leasebacks account).

•
Continued to maintain voting common shares in the trust established for the future settlement of units issued under certain of our stock-based compensation plans. Our treasury shares, purchased well in advance of our stock-based compensation settlement dates, have a positive impact on shareholder dilution and future cash costs.

We continue to take advantage of the Company Credit Facility to deal with working capital demands to build on our flexibility to be more competitive with our pricing of proposed bids and contracts. Our total debt is $412.1 million at December 31, 2019, compared to $384.3 million at December 31, 2018. Annual free cash flow of $25.6 million was used to partially fund growth capital spending of $45.8 million.
For a complete discussion on these activities see "Outstanding Share Data" in this MD&A.
Related Parties
A director was also the President and Chief Executive Officer of a business that subleases space from us. The sublease was entered into several years before the director's appointment. During the year ended December 31, 2019, we recorded $235, of sublease proceeds (December 31, 2018 - $315). As of December 31, 2019, the director is no longer an officer of the business that subleases space from us.
Nuna
We entered into related party transactions through a number of affiliates and joint ventures that involve providing or receiving services in the normal course of business.

Management's Discussion and Analysis December 31, 2019	M-17	North American Construction Group Ltd.

In June of 2019, the Company purchased heavy equipment from the NL Partnership for $1,300 settled in cash.
The following table provides the total dollar amount for income statement transactions that have been entered into with Nuna and its affiliates during the year ended:

	December 31, 2019	December 31, 2018
Revenue	$597	$677
Management fee revenue	2,482	345
Our revenue generated from joint ventures and affiliates are related to heavy construction and mining services. We receive management fee revenue from its investment in joint ventures and affiliates pursuant management agreements in place for certain services provided. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties
The following table provides the balance sheet balances with related parties:

	December 31, 2019	December 31, 2018
Accounts receivable	$1,202	$3,074
Accounts payable and accrued liabilities	251	13
Accounts receivable and accounts payable and accrued liabilities amounts are unsecured and without fixed terms of repayment. Accounts receivable from Met/Nuna Joint Venture, Nuna East Ltd. and Nuna Pang Contracting Ltd. bear interest at various rates. All other accounts receivable amounts from joint ventures and affiliates are non-interest bearing.
OUTLOOK
We believe that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet and pursue opportunities to continue our top tier growth profile. As mentioned previously, we maintain our expectation of reducing total debt by $150 million from 2019 to 2021. Our confidence in this positive outlook is underpinned by the fact that the majority of the revenue will be derived from foundational work linked to oil sands production. We will continue to capitalize on incremental organic growth and will be focusing on geographical and customer diversification as opportunities arise.
As illustrated in the investor presentation that accompanies this annual report, we expect adjusted EBITDA and adjusted earnings for 2020 to be in the ranges $190 to $215 million, $1.90 to $2.30 per share respectively.
We continue to assess and adjust the size and mix of our fleet to reflect our current and anticipated future demand with a focus on continued increases of utilization and reduction of maintenance costs, which in turn produces the highest return on these capital assets. We intend to limit our 2020 sustaining capital expenditures to approximately $95 million to $115 million, net of normal equipment disposals, primarily related to essential capital maintenance and equipment replacement requirements. At this time, we believe our 2020 growth capital spending could range from $30 million to $40 million to capitalize on near-term opportunities in the Canadian oil sands.
ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical Accounting Estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.
Significant estimates and judgments made by us include:

•
the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	the determination of whether an acquisition meets the definition of a business combination;

Management's Discussion and Analysis December 31, 2019	M-18	North American Construction Group Ltd.

•	the fair value of the assets acquired and liabilities assumed as part of an acquisition;

•	the evaluation of whether we are a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate;

•	assumptions used in impairment testing; and

•
estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

Actual results could differ materially from those estimates.
The accuracy of our revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for all significant projects use a detailed “bottom up” approach and we believe our experience allows us to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes;

•	extended overhead due to owner, weather and other delays;

•	subcontractor performance issues;

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid;

•	contract incentive and penalty provisions;

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.
The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting our profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.
For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the "Significant accounting policies" section of our consolidated financial statements for year ended December 31, 2019 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Adoption of New US GAAP Lease Standard
Effective January 1, 2019, we adopted the new US GAAP standard for leases, "Accounting Standard Codification ("ASC") 842 - Leases" ("Topic 842"), which replaces the previous standard, "ASC 840 - Leases" ("Topic 840"). The new standard provides a right-of-use "ROU" model which requires most leases to be recognized on the balance sheets. We updated our lease recognition process to align with the new standard which resulted in the recognition of ROU assets and liabilities related to operating leases on our consolidated balance sheets.
We adopted the standard using the “Modified Retrospective” method where the cumulative effect adjustment is recognized to the opening balance of equity at January 1, 2019, therefore, the comparative information has not been adjusted and continues to report under Topic 840. We elected not to reassess whether expired or existing contracts contain leases under the new definition of a lease, not to reassess lease classification for expired or existing leases and not to reassess whether previously capitalized initial direct costs would qualify for capitalization under Topic 842. In addition, we elected to use hindsight when considering the likelihood that lessee options to extend or terminate a lease or purchase the underlying assets will be exercised.

Management's Discussion and Analysis December 31, 2019	M-19	North American Construction Group Ltd.

The adoption of this new standard had an impact on our consolidated balance sheets and resulted in the recognition of operating lease right-of-use assets of $16.0 million, current portion of operating lease liabilities of $3.4 million and operating lease liabilities of $14.0 million on January 1, 2019. ROU assets are net of $1.4 million related to deferred lease inducements which were previously included in other long-term obligations. However, there was no adjustment to opening equity at January 1, 2019.
Notable terminology and accounting changes as a result of the implementation of Topic 842 include:

•
Operating right-of-use assets - Included on the consolidated balance sheets are operating right-of-use assets, which represents our right to use the underlying asset over the lease term on leases classified as operating leases.

•
Operating lease liabilities - Included on the consolidated balance sheets are the current portion of operating lease liabilities and operating lease liabilities, which represent the lease liabilities over the lease term on leases classified as operating leases.

•
Finance leases - Included on the consolidated balance sheets are the current portion of finance leases and finance leases, which were previously referred to as "current portion of capital leases" and "capital leases", respectively.

•
Financing obligations - Included in “Note 12 - Long-term debt” of the notes to consolidated financial statements are financing obligations which represent sale and leaseback transactions in which control of the asset never transferred, therefore the obligation is accounted for as a financing transaction rather than a finance lease.

The adoption of Topic 842 includes the requirement for additional disclosures in our consolidated financial statements. The Financial Accounting Standards Board ("FASB") objectives of issuing this new standard are to provide financial statement users with sufficient information to understand the nature, timing and uncertainty of cash flows arising from leases. As prescribed by Topic 842, we have added "Note 10 - Leases" to our consolidated financial statements to meet the FASB objectives. This note contains the following sections:

•	Lease expenses and income - information about the expenditures and income related to leases during the period.

•
Supplemental balance sheet information - information about the weighted-average term of leases, weighted-average interest rate of leases and the carrying amount of the finance lease right-of-assets represented by the "Net book value of property, plant, and equipment under finance lease."

•	Maturity analysis - information about the future expected cash flows arising from leases.
Issued Accounting Pronouncements Not Yet Adopted

•	Fair value measurement

◦
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This ASU will be effective January 1, 2020 with early adoption permitted. We are assessing the impact that the adoption of this standard will have on our consolidated financial statements.

•	Internal use software

◦
In August 2018, the FASB issued ASU No. 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40), Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This ASU will be effective January 1, 2020 with early adoption permitted. We are assessing the impact that the adoption of this standard will have on our consolidated financial statements.

•	Related party guidance for variable interest entities

◦
In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities. This ASU will be effective January 1, 2020. We are assessing the impact that the adoption of this standard will have on our consolidated financial statements.

Management's Discussion and Analysis December 31, 2019	M-20	North American Construction Group Ltd.

•	Financial instruments - credit losses

◦
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This standard is effective January 1, 2020 with early adoptions permitted. We are is assessing the impact the adoption of this standard will have on its consolidated financial statements.

For a complete discussion of accounting pronouncements, see the "Recent accounting pronouncements" section of our consolidated financial statements for the year ended December 31, 2019 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Non-GAAP Financial Measures
A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "gross profit", "adjusted net earnings", "adjusted EBIT", "equity investment EBIT", "adjusted EBITDA", "equity investment depreciation and amortization", "adjusted EPS", "margin", "total debt", "net debt", "senior debt", "cash provided by operating activities prior to change in working capital", "free cash flow", "backlog", "growth capital", "sustaining capital", "capital expenditures, net", "capital additions" and "capital inventory". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
"Gross profit" is defined as revenue less: project costs; equipment costs; and depreciation. We believe that gross profit is a meaningful measure of our business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, property, plant and equipment are being allocated effectively.
"Adjusted net earnings" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
“Equity investment EBIT” is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
“Adjusted EBITDA” is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.
“Equity investment depreciation and amortization” is defined as our proportionate share (based on ownership interest) of depreciation and amortization from our affiliates and joint ventures accounted for using the equity method.
We believe that adjusted EBIT and adjusted EBITDA are meaningful measures of business performance because they exclude items that are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.

Management's Discussion and Analysis December 31, 2019	M-21	North American Construction Group Ltd.

As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example adjusted EBITDA does not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income margin", or "adjusted EBITDA margin". We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
"Total debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); and (iii) convertible unsecured subordinated debentures, (iv) mortgage, (v) promissory notes, and (vi) financing obligations. We believe total debt is a meaningful measure in understanding our complete debt obligations.
"Net debt" is defined as total debt less cash and cash equivalents recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Senior debt" is defined as total debt, excluding convertible debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Free cash flow" is defined as cash from operations less cash used in investing activities (including finance lease additions but excluding cash used for growth capital expenditures, cash used for / provided by acquisitions and proceeds from equipment sale and leaseback). We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 16 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where there is no defined volume.
We have set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $1.0 million. In the event that our definition of backlog differs from the US GAAP defined "remaining performance obligations" we will provide a reconciliation between the US GAAP and non-GAAP values.
We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying job scope, value and timing. However, it should be noted that our long-term contracts typically allow our customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

Management's Discussion and Analysis December 31, 2019	M-22	North American Construction Group Ltd.

Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. This mix of contract types varies year-by-year. Our definition of backlog results in the exclusion of cost-plus and time-and-material contracts performed under master service agreements or master use contracts where scope is not clearly defined. While contracts exist for a range of services to be provided under these service agreements, the work scope and value are not clearly defined.
“Growth capital” is defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset. These expenditures result in a meaningful increase to earnings and cash flow potential.
“Sustaining capital” is defined as expenditures, net of routine disposals, related to property, plant and equipment operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Capital expenditures, net" is defined as growth capital and sustaining capital.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
We believe net capital expenditures and capital additions are a meaningful measure to assess resource allocation.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2019 such disclosure controls and procedures were effective.
Management's report on internal control over financial reporting
Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), as such term is defined in Rule 13a -15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if a deficiency, or a combination of deficiencies, is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As of December 31, 2019, we applied the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2019, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report stating that we, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

Management's Discussion and Analysis December 31, 2019	M-23	North American Construction Group Ltd.

Material changes to internal controls over financial reporting
There have been no material changes to internal controls over financial reporting during the year ended December 31, 2019.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “possible”, "predict", “will” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•
Our anticipation that we will likely have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2019 from existing cash balances, cash provided by operating activities and borrowings under the Company Credit Facility.

•	Our expectation that $329.0 million of our anticipated backlog will be performed over the balance of 2020.

•	Our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet and pursue opportunities to continue our top tier growth profile.

•	Our expectation that we will reduce total debt by $150 million from 2019 to 2021.

•	Our expectation that over 75% of the revenue will be derived from work linked to oil sands production.

•	Our expectation that Adjusted EBITDA and adjusted earnings for 2020 will be in the ranges $190 to $215 million and $1.90 to $2.30 per share respectively.

•	Our belief that our 2020 growth capital spending could range from $30 million to $40 million to capitalize on opportunities in the Canadian oil sands.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.
There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.
These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" and "Risk Factors" below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the

Management's Discussion and Analysis December 31, 2019	M-24	North American Construction Group Ltd.

"Forward-Looking Information, Assumptions and Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	oil prices remaining stable and not dropping significantly in 2020;

•	the Canadian dollar not significantly appreciating in 2020;

•	oil sands production continuing to be resilient to drops in oil prices due to our customer's desire to lower their operating cost per barrel;

•	continuing demand for heavy construction and earthmoving services, including in non-oil sands projects;

•
continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;

•	our ability to maintain our expenses at current levels in proportion to our revenue;

•	work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;

•	our customers' ability to pay in timely fashion;

•	the oil sands continuing to be an economically viable source of energy;

•	our customers and potential customers continuing to outsource activities for which we are capable of providing services;

•
our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our continued ability to access sufficient funds to meet our funding requirements;

•
our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continuing to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.

Management's Discussion and Analysis December 31, 2019	M-25	North American Construction Group Ltd.

Risk Factors
The following are the key risk factors that affect us and our business. These factors could materially and adversely affect our operating results and could cause actual results to differ materially from those described in forward-looking statements.

•
Availability of Skilled Labour. The success of our business depends on our ability to attract and retain skilled labour. Our industry is faced with a shortage of skilled labour in certain disciplines, particularly in remote locations that require workers to live away from home for extended periods. The resulting competition for labour may limit our ability to take advantage of opportunities otherwise available or alternatively may impact the profitability of such endeavors on a going forward basis. We believe that our union status, size and industry reputation will help mitigate this risk but there can be no assurance that we will be successful in identifying, recruiting or retaining a sufficient number of skilled workers.

•
Cashflow, Liquidity and Debt. As of December 31, 2019 we had $412.1 million of total debt outstanding. While we have achieved a significant improvement in the flexibility to borrow against our borrowing capacity and a reduction in the cost of our debt over the past three years, our current indebtedness may:

•	limit our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;

•	limit our ability to use operating cash flow in other areas of our business as such funds are instead used to service debt;

•	limit our ability to post surety bonds required by some of our customers;

•	place us at a competitive disadvantage compared to competitors with less debt;

•	increase our vulnerability to, and reduce our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and

•
increase our vulnerability to increases in interest rates because borrowings under our Credit Facility and payments under our mortgage along with some of our equipment leases and promissory notes are subject to variable interest rates.

Further, if we do not have sufficient cash flow to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.

•
Foreign Exchange. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. As such, we are exposed to the risk of fluctuations in foreign exchange rates. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.

•
Competition. We compete for work with other contractors of various sizes and capabilities. New contract awards and contract margin are dependent on the level of competition and the general state of the markets in which we operate. Fluctuations in demand may also impact the degree of competition for work. Competitive position is based on a multitude of factors including pricing, ability to obtain adequate bonding, backlog, financial strength, appetite for risk, reputation for safety, quality, timeliness and experience. If we are unable to effectively respond to these competitive factors, results of operations and financial condition will be adversely impacted.

•
Customer Outsourcing. Outsourced heavy construction and mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.

•
Equipment Utilization. Our business depends on our fleet being operable and in ready-to-work condition. We often operate in conditions that inflict a high degree of wear on our equipment. If we are unable to maintain our fleet so as to obtain our planned utilization rates, or if we are required to expend higher than expected amounts on maintenance or to rent replacement equipment at high rates due to equipment breakdowns, our operating

Management's Discussion and Analysis December 31, 2019	M-26	North American Construction Group Ltd.

revenues and profits will be adversely impacted. We endeavor to mitigate these risks through our maintenance planning and asset management processes and procedures, though there is no assurance that we can anticipate our future equipment utilization rates with certainty.

•
Customer Concentration. Most of our revenue comes from the provision of services to a small number of major oil sands mining companies. Revenue from our four largest customers represented approximately 95% and 89% of our total revenue for the years ended December 31, 2019 and 2018, respectively, and those customers are expected to continue to account for a significant percentage of our revenues in the future. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers. Our long-term contracts typically allow our customers to unilaterally reduce or eliminate the work that we are to perform under the contract. Our contracts also generally allow the customer to terminate the contract without cause and, in many cases, with minimal or no notice to us. The loss of or significant reduction in business with one or more of our major customers could have a material adverse effect on our business and results of operations.

•
Capital Investment by Our Customers. Most of our customers are Canadian energy companies and our success is therefore highly reliant on a robust Canadian energy industry and continued capital investment. Due to the amount of capital investment required to build an oil sands project, or construct significant capital expansion to an existing project, investment decisions by oil sands operators are based upon long-term views of the economic viability of the project. Economic viability is dependent upon the anticipated revenues the capital project will produce, the anticipated amount of capital investment required and the anticipated fixed cost of operating the project. The most important consideration is the customer's view of the long-term price of oil, which is influenced by many factors, including the condition of developed and developing economies and the resulting demand for oil and gas, the level of supply of oil and gas, the actions of the Organization of Petroleum Exporting Countries ("OPEC"), government regulation, political conditions in oil producing nations, including those in the Middle East, war or the threat of war in oil producing regions and the availability of fuel from alternate sources. If our customers believe the long-term outlook for the price of oil is not favourable, or believe oil sands projects are not viable for any other reason, they may delay, reduce or cancel plans to construct new oil sands capital project or capital expansions to existing projects. Other factors may affect our customer’s willingness to undertake capital expenditures, which include but are not limited to, general market volatility, global economic conditions affecting worldwide capital markets, technological advancements making alternate sources of energy more viable, challenges in obtaining environmental permits, shortage of skilled workers, cost overruns on other existing projects, lack of sufficient infrastructure to support growth, introduction of onerous “green” legislation, negative perception of the Alberta oil sands and a shortage of sufficient pipeline and railway capacity to transport production to major markets.

•
Backlog. There can be no assurance that the revenues projected in our backlog at any given time will be realized or, if realized, that they will perform as expected with respect to margin. Project suspensions, terminations or reductions in scope do occur from time to time due to considerations beyond our control and may have a material impact on the amount of reported backlog with a corresponding impact on future revenues and profitability.

•
Labour Disputes. Substantially all of our hourly employees are subject to collective bargaining agreements to which we are a party or are otherwise subject. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition and results of operations. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need.

•
Internal Controls. Ineffective internal controls over financial reporting could result in an increased risk of material misstatements in our financial reporting and public disclosure record. Inadequate controls could also result in system downtime, give rise to litigation or regulatory investigation, fraud or the inability to continue our business as presently constituted. We have designed and implemented a system of internal controls and a variety of policies and procedures to provide reasonable assurance that material misstatements in the financial reporting and public disclosures are prevented and detected on a timely basis and that other business risks are mitigated. See the section entitled “Internal Systems and Processes” in our MD&A for further details.

•
Health and Safety. We are subject to, and comply with, all health and safety legislation applicable to our operations. We have a comprehensive health and safety program designed to ensure our business is

Management's Discussion and Analysis December 31, 2019	M-27	North American Construction Group Ltd.

conducted in a manner that protects both our workforce and the general public. Despite our past success, there can be no guarantee that we will be able to maintain our high standards and level of health and safety performance. An inability to maintain excellent safety performance could adversely affect our business by customers reducing existing work in response and by hampering our ability to win future work.

•
Short-notice Reductions in Work. We allocate and mobilize our equipment and hire personnel based on estimated equipment and service plans supplied by our customers. At the start of each new project, we incur significant start-up costs related to the mobilization and maintenance configuration of our heavy equipment along with personnel hiring, orientation, training and housing costs for staff ramp-ups and redeployments. We expect to recover these start-up costs over the planned volumes of the projects we are awarded. Significant reductions in our customer's required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost effective manner. In the past, such short-notice reductions have occurred due to changes in customer production schedules or mine planning or due to unplanned shutdowns of our customers’ processing facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our full start-up costs over the reduced volume plan of our customers.

•
Lump-sum and Unit-price Contracts. Approximately 52%, 62% and 65% of our revenue for the years ended December 31, 2019, 2018 and 2017, respectively, was derived from lump-sum and unit-price contracts. Lump-sum and unit-price contracts require us to guarantee the price of the services we provide and thereby potentially expose us to losses if our estimates of project costs are lower than the actual project costs we incur and contractual relief from the increased costs is not available. The costs we actually incur may be affected by a variety of factors including those that are beyond our control, such as:

•	site conditions differing from those assumed in the original bid;

•	the availability and cost of skilled workers;

•	the availability and proximity of materials;

•	unfavourable weather conditions hindering productivity;

•	equipment availability, productivity and timing differences resulting from project construction not starting on time; and

•	the general coordination of work inherent in all large projects we undertake.
Further, under lump-sum contracts any errors in quantity estimates or productivity losses for which contractual relief is not available, must be absorbed within the price. When we are unable to accurately estimate and adjust for the costs of lump-sum and unit-price contracts, or when we incur unrecoverable cost overruns, the related projects may result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.

•
Resolution of Claims. Changes to the nature or quantity of the work to be completed under our contracts are often requested by clients or become necessary due to conditions and circumstances encountered while performing work. Formal written agreement to such changes, or in pricing of the same, is sometimes not finalized until the changes have been started or completed. As such, disputes regarding the compensation for changes could impact our profitability on a particular project, our ability to recover costs or, in a worst-case scenario, result in project losses. Included in our revenues is a total of $0.3 million relating to disputed claims or unapproved change orders. Although we believe that we are entitled to such revenue and that we will collect such revenue, if we are not able to resolve these claims and undertake legal action in respect of these claims, there is no guarantee that a court will rule in our favour. There is also the possibility that we could choose to accept less than the full amount of a claim as a settlement to avoid legal action. In either such case, a resolution or settlement of the claims in an amount less than the amount recognized as claims revenue could lead to a future write-down of revenue and profit.

•
Heavy Equipment Demand. As our work mix changes over time we adjust our fleet to match anticipated future requirements. This involves both purchasing and disposing of heavy equipment. If the global demand for mining, construction and earthworks services is reduced, we expect that the global demand for the type of heavy equipment used to perform those services would also be reduced. While we may be able to take advantage of reduced demand to purchase certain equipment at lower prices, we would be adversely impacted

Management's Discussion and Analysis December 31, 2019	M-28	North American Construction Group Ltd.

to the extent we seek to sell excess equipment. If we are unable to recover our cost base on a sale of excess heavy equipment, we would be required to record an impairment charge which would reduce net income. If it is determined that market conditions have impaired the valuation of our heavy equipment fleet, we also may be required to record an impairment charge against net income.

•
Leasing Cost and Availability. A portion of our equipment fleet is currently leased from third parties. Other future projects may require us to lease additional equipment. If equipment lessors are unable or unwilling to provide us with reasonable lease terms within our expectations, it will significantly increase the cost of leasing equipment or may result in more restrictive lease terms that require recognition of the lease as a finance lease.

•
Integration. There can be no assurance that we will maximize or realize the full potential of any of our acquisitions. A failure to successfully integrate acquisitions and execute a combined business plan could materially impact our financial results.

•
Price Escalators. Our ability to maintain planned project margins on longer-term contracts with contracted price escalators is dependent on the contracted price escalators accurately reflecting increases in our costs. If the contracted price escalators do not reflect actual increases in our costs, we will experience reduced project margins over the remaining life of these longer-term contracts. In strong economic times, the cost of labour, equipment, materials and sub-contractors is driven by the market demand for these project inputs. The level of increased demand for project inputs may not have been foreseen at the inception of the longer-term contracts with fixed or indexed price escalators resulting in reduced margins over the remaining life of the longer-term contracts.

•
Cyber Security and Information Technology Systems. We utilize information technology systems for some of the management and operation of our business and are subject to information technology and system risks, including hardware failure, cyber-attack, security breach and destruction or interruption of our information technology systems by external or internal sources. Although we have policies, controls and processes in place that are designed to mitigate these risks, an intentional or unintentional breach of our security measures or loss of information could occur and could lead to a number of consequences, including but not limited to: the unavailability, interruption or loss of key systems applications, unauthorized disclosure of material and confidential information and a disruption to our business activities. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties or other negative consequences. We attempt to prevent breaches through the implementation of various technology-based security measures, contracting consultants and expert third-parties, hiring qualified employees to manage our systems, conducting periodic audits and reviewing and updating policies, controls and procedures when appropriate. To date, we have not been subject to a cyber security breach that has resulted in a material impact on its business or operations; however, there is a possibility that the measures we take to protect our information technology systems may not be effective in protecting against a specific breach in the future.

•
Management. Our continued growth and future success depends on our ability to identify, recruit, assimilate and retain key management, technical, project and business development personnel. There can be no assurance that we will be successful in identifying, recruiting or retaining such personnel.

•
Impact of Extreme Weather Conditions and Natural Disasters. Extreme weather conditions or natural disasters, such as fires, floods and similar events, may cause delays in the progress of our work, which to the extent that such risk is not mitigated through contractual terms, may result in loss of revenues while certain costs continue to be incurred. Such delays may also lead to incurring additional non-compensable costs, including overtime work, that are necessary to meet customer schedules. Delays in the commencement of a project due to extreme weather or natural disaster may also result in customers choosing to defer or even cancel planned projects entirely. Such events may also impact the availability and cost of equipment, parts, labour or other inputs to our business that could have a material adverse effect on our financial position.

•
Climate Change Laws and Regulations. Climate change continues to attract considerable public and regulatory attention, with greenhouse gas emission regulations becoming more commonplace and stringent. Government action intended to address climate change may involve both economic instruments such as carbon taxation as well as restrictions on certain sectors such as cap-and-trade schemes. Certain jurisdictions in which we operate impose carbon taxes on significant emitters and there is a possibility of similar taxation in other jurisdictions in the future. Our cost of business may rise and we may be required to purchase new equipment to

Management's Discussion and Analysis December 31, 2019	M-29	North American Construction Group Ltd.

reduce emissions in order to comply with new regulatory standards or to mitigate the financial impact of carbon taxation. Other government restrictions on certain market sectors, such as oil sands, could also adversely impact current or potential clients resulting in a reduction of available work.
ADDITIONAL INFORMATION
Corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8.
Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.

Management's Discussion and Analysis December 31, 2019	M-30	North American Construction Group Ltd.